Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Thursday, 19 September 2024

US INVESTOR EVENT PRESENTATION TRANSCRIPT

Date: 17 September 2024

Time: 00:00 AEDT (22:00 AWST / 10:00 EDT on Monday, 16 September 2024)

Start of Transcript

Meg O’Neill: All right. Well, good morning everyone. It is a pleasure to welcome you to Woodside’s 2024 Global LNG Deep Dive here in New York. This is our first equity market briefing in North America. I’d also like to welcome those of you joining us on the webcast from wherever you might be located. It’s great to have you on the line as well.

I’d like to begin by acknowledging the First Nations people of the various lands on which we live and work and pay my respects to their Elders past and present.

Before we get started, please take the time to read the disclaimer, assumptions and other important information on slides 2 and 3 of the deck. All dollar figures in the presentation are US dollars unless otherwise noted.

Today, we will present Woodside’s investment case, our strategy, and describe our high-quality LNG portfolio. We will discuss Woodside’s role in providing energy the world needs now and into the future, and our conviction in LNG demand.

I’m joined today by our Chief Commercial Officer, Mark Abbotsford, who will outline Woodside’s marketing expertise, our insights, and how the team is delivering value. Our Chief Financial Officer, Graham Tiver, will provide an overview of our robust capital management and capital allocation frameworks, as well as describe our strong balance sheet. We will then move to a question and answer session. Please hold your questions until the Q&A. Additionally, our Chief Operating Officer International, Daniel Kalms is present and will join us in the Q&A session.

Woodside is a global energy company founded in Australia in 1954. Our heritage is deeply rooted in the creation of Australia’s LNG industry as operator of the North West Shelf Project where we shipped our first LNG cargo to Japan in 1989. In 2022, we merged with BHP’s petroleum business, creating a high-quality global portfolio. We have an enviable mix of offshore, conventional producing assets. The product mix is well designed to meet market demand with significant long life LNG exposure, pipeline gas production, and high margin oil. Overall, our portfolio is around 70% gas and 30% liquids, which is a key differentiator for us given the importance of gas and LNG in the energy transition.

Total production this calendar year is expected to be over 500,000 barrels of oil equivalent per day, in line with previous guidance. We have a strong track record of shareholder returns and our recently announced half year dividend represented an annualised yield of 7.3%.

Our investment thesis is based on four pillars.

First, our high-quality portfolio of oil and gas assets. We are geographically advantaged to meet growing LNG demand with exposure to both the Atlantic and Pacific basins. We have a strong existing Australian LNG position and have plans to increase our presence in the Atlantic basin through the recently announced acquisition of Tellurian and its Driftwood LNG project. Presence in both basins creates opportunity for value optimisation and arbitrage between the basins, underpinned by multiple competitive cost of supply LNG sources.

Second our history of operations excellence. We have an established track record of project delivery and are executing three major capital projects today. We are cost focused and continue to deliver high reliability, reporting around 98% LNG reliability across our operated assets in the first half of 2024.

Third, we are focused on shareholder value and returns. Our disciplined capital management and capital allocation frameworks provide the guardrails for investment and returns. We have a strong balance sheet, which is well positioned to deliver both growth and returns.

Finally, we are positioning for the energy transition. We have set emissions reduction targets across Scope 1 and 2 as well as Scope 3 investment and abatement targets. We’re progressing hydrogen, ammonia and CCS opportunities. We recognise as the world transitions toward a lower carbon economy, we must prepare for and contribute to a well-managed transition by investing in the products and services our customers will need to decarbonise.

Woodside’s strategy is to thrive through the energy transition. We intend to optimise value and shareholder returns through developing a low cost, lower carbon, profitable, resilient, and diversified portfolio. There are three goals which underpin this strategic direction.

First, we must provide the energy that meets future demand. We will play to our strengths in this area providing oil and gas and advancing alternatives in the new energy space as demand is increasingly shaped by decarbonisation goals.

Second, it is essential that we create and return value. Value creation will not only drive opportunity growth but will also allow us to continue our demonstrated track record of delivering value and returning value to shareholders.

Finally, we must also conduct our business sustainably. We’ve been in business for over 70 years and we plan to be operating for many years to come. To do this, we must consider our impact on people, communities and the environment, and we must take a long-term perspective. To thrive through the energy transition will mean achieving all three goals.

Now, as I mentioned, this year marks Woodside’s 70th anniversary and we have grown from strength to strength over the years. As a key player in the LNG industry our approach has evolved over time. On this slide are some of the key steps in our journey, which have set the foundation for a strong future for our company.

This has included growing our marketing capabilities to enable optimisation of our equity volumes. We’ve also added merchant offtake positions and a trading position to complement our equity volumes and allow us to better serve our customers.

We have several projects currently in execution phase, which make me particularly excited about the future. Let me touch on those projects before we delve more specifically into our LNG portfolio.

In June this year, we achieved the safe startup of our Sangomar Project, offshore Senegal, and have quickly achieved nameplate capacity of 100,000 barrels of oil per day. It’s early days, but I’m pleased to report we are seeing strong well and facility performance. The delivery of our Sangomar Project included 30 million hours worked on the FPSO without a serious injury, a remarkable result and one that sets the standard for what I expect to see across the rest of our business.

Our Scarborough Energy Project located off the northwest coast of Western Australia is progressing well. It’s on track for first LNG cargo in 2026. We have delivered 40 of 51 of the Pluto Train 2 modules to site, and we have executed sell downs of the upstream asset demonstrating the high-quality nature of the project.

And Trion, which will provide additional growth in our oil business. Located in the Mexican side of the Gulf of Mexico, we took a final investment decision in June last year and are targeting first oil in 2028.

Moving to our LNG portfolio, we are deliberate about the decisions we make in portfolio construction to create flexibility and value optimisation opportunities. There are a number of items listed on the left-hand side of the chart which outline these considerations when looking at the LNG opportunities and setting ourselves up for the future. Having the right foundation in the portfolio enables further value creation.

On the right-hand side of this slide is how Woodside generates value from these strong portfolio foundations. The key to delivering value consistently is having multiple supply sources, reliable operations, logistics infrastructure, portfolio marketing, contract flexibility and trading capability and being recognised as a reliable provider of energy.

So let’s now take a look at our LNG portfolio. In Australia, we currently operate the Northwest Shelf Project and Pluto LNG, six trains in total. We will also operate Scarborough when it comes online targeted for 2026. Our future growth optionality in Australia includes the Browse and Sunrise projects, both large untapped resources.

In Atlantic LNG, Woodside recently announced the acquisition of Tellurian and the Driftwood LNG Project. Driftwood LNG is a pre-FID development opportunity, which has total permitted capacity of over 27 million tonnes per annum and an operation size comparable to what we currently operate in Australia.

We also have merchant positions in Corpus Christi and Commonwealth LNG projects and future growth optionality in the Calypso project offshore Trinidad and Tobago. With these positions across the Pacific and Atlantic basins, we are positioned to create optimisation opportunities across the basins.

Let’s quickly touch on some of the key elements of our premier LNG assets. The North West Shelf Project has been supplying energy to Australian and international customers since the 1980s. It pioneered the LNG industry in Australia and is a nationally significant asset.

In recent years, we’ve been transforming the associated Karratha Gas Plant to process gas for other resource owners. This transformation will enable the facility to continue to supply energy to Western Australia and international customers for decades to come.

We took Pluto from discovery in 2005 to first production just seven years later, a demonstration of our world-class LNG development capabilities. To optimise production across both the Karratha Gas Plant and the Pluto LNG facility, we recently built an interconnector pipeline enabling the transfer of gas between the plants and the future development of additional gas reserves.

Our next key development, the Scarborough Energy Project, is two thirds complete and on track to deliver first cargo in 2026. Approximately five million tonnes per annum of Scarborough gas will be processed through a new train, Pluto Train 2, with up to three million tonnes per annum processed through the existing Pluto Train 1.

As we look to the future, we have positioned ourselves as an LNG leader and laid the foundations for future profitable growth. This future is founded on a high-quality portfolio, an established marketing and trading business complemented with a shipping position.

With the announced acquisition of Tellurian and the high-quality Driftwood LNG opportunity, we’re excited about building a position in North American LNG that replicates our Australian success and can deliver shareholder value for years to come.

I will now turn to the global market environment and why we have firm conviction that LNG will play an important role in the energy transition.

Let’s start with energy demand where the fundamentals are strong. The world is continuing to grow both in population and GDP per capita. It’s shocking to me that there remain about 2.3 billion people in the world today without access to clean cooking fuel. That’s about three in 10 people globally, and nations around the world are working hard to improve the quality of life for those people. From an energy perspective, the implications are clear. As economies grow, GDP per capita grows and energy demand increases.

I mentioned access to cooking fuel. Another metric is access to electricity and the number of people lacking access to electricity around the world remains significant. In 2022, this reached 685 million people, the highest in over a decade.

Let’s look at passenger vehicles as another measure of how energy demand increases as a country’s quality of living increases. In the US there’s a staggering nine cars per 10 people, whereas in China there are two cars for every 10 people. The energy use differential really is striking.

So while the precise pathway of the global energy transition is uncertain, there is one thing we can bank on. Demand for reliable, affordable, and increasingly lower carbon energy will continue to grow. We believe that our core product, LNG is the right one for the world today and into the future underpinned by the three attributes of being flexible, reliable and lower carbon.

Countries need fuel that is reliable, accessible and affordable to provide a stable foundation for their people and economies. LNG is a product that’s flexible. It can be transported to any LNG terminal in the world, and this has helped integrate global gas markets.

This has led to the emergence of a more dynamic and interconnected global gas market with prices influenced by supply and demand dynamics across the regions. Our competitive advantage is that we’ve been in the LNG business for over 35 years, delivering energy to those in need.

We firmly believe that LNG will remain an important global energy source as countries seek to lower their emissions. We’ve witnessed LNG trade increasing over the last 20 years, but on a consumption basis, it does not compare to the coal use in the world today.

Even as the world has identified the need to address climate change, starting with the Kyoto protocol and evolving to the Paris Agreement, coal consumption has continued to rise. And while coal use in markets like Europe has likely already peaked, the Asia Pacific region currently accounts for more than 80% of global coal use.

Total global coal consumption is approximately eight times higher than global LNG. So a fun fact, if approximately 12% of coal-fired power generation was converted to LNG today, it would double the current global LNG market; 12%. LNG has an opportunity here as an affordable, reliable alternative to supply energy with lower emissions.

Now looking at the fuel mix in Woodside’s key markets there does remain a significant dependence on coal, and this represents an opportunity for a further shift towards gas to support decarbonisation. When used to generate electricity gas typically produces half the lifecycle emissions of coal. Gas can also provide support for electricity grids that are powered by renewables and batteries.

Therefore, for many economies, switching from coal to gas is often the most material and affordable way to reduce emissions while maintaining a reliable source of energy to underpin modern living standards. For example, in the US from 2022 to 2023, coal to gas switching accounted for two thirds of the emissions reduction in electricity generation. So we see a clear and sustained opportunity for coal to gas switching in key markets as they navigate the energy transition.

All of this underpins conviction in our core product, LNG. LNG demand has grown by more than 60% in the past decade and Wood Mac is forecasting demand to grow by another 50% by 2033. Gas and LNG demand continues to grow globally, and our Pacific and Atlantic exposure coupled with our competitive advantages as a long-term supplier, operational excellence and global marketing capability further strengthens our position as a global LNG player.

Now let’s take a closer look into key trade flows. We expect Europe to continue to need LNG as they navigate the complexities of renewable ramp-up. China continues to value diversity of supply. Their demand growth is supported by robust domestic supply, imports via pipeline and long-term contracts for LNG, primarily with Qatar and the US.

We expect China will continue to look for diversity in its product, be it LNG, renewables, nuclear, or coal and diversity in suppliers. LNG remains a critical product for Japan, and a premium market for us, where buyers value certainty of supply coupled with future decarbonisation opportunities.

Now, the price sensitive markets such as South Asia and Southeast Asia will be where demand growth is really expected to arise. Some of these nations have declining domestic gas production, and LNG is a strong option that can keep costs low by leveraging existing infrastructure. Woodside’s global portfolio is well positioned to meet demand across these regions.

Now we expect US supply and Asian demand to lead the growth story and whilst the timing of new supply is uncertain - and I’ll touch on this - we do expect the US to be the largest exporter into the future. China is expected to be the largest source of demand with other price sensitive markets expected also to contribute.

Having multiple supply sources from both the Atlantic and Pacific basins will enable Woodside to better serve our customers and deliver into whichever market demands LNG at any given time.

Now, one thing I wanted to address in the context of demand is the so called LNG glut forecast for later this decade. We believe the increase in supply is unlikely to have a sustained impact on demand or pricing. Recent history has shown that due to customers energy security and decarbonisation drivers, increased supply is continuously absorbed by the market with prices remaining resilient.

For example, the International Energy Agency expressed concerns both in 2009 and 2016 of a sustained LNG glut with far reaching impact on gas prices. That did not eventuate. Looking forward, we believe demand will continue to keep pace as new supply comes online.

Another fact that substantiates growing LNG demand is growing appetite in the market to sign up long-term contracts. In 2023, most contracts signed in the global market were for over 11 years. This long-term demand supports our conviction that gas will be a key part of the global energy mix for decades to come. I’ll now hand over to Mark, who will discuss our marketing portfolio.

Mark Abbotsford: Thank you Meg, and good morning everyone. As Meg said, I’m Mark Abbotsford. I’m Woodside’s Executive Vice President and Chief Commercial Officer. Woodside’s marketing portfolio is competitively advantaged underpinned by the LNG business strategy, which Meg has just outlined.

Woodside has globally advantaged supply with close proximity to demand centres across both the Atlantic and Pacific basins. Having a global supply portfolio through equity and third-party LNG enables us to take advantage of geographical optimisation opportunities as they arise.

With the addition of the Scarborough Energy Project to our portfolio from 2026, our ability to meet the growing needs of our Asian buyers for cost competitive, reliable, and lower carbon energy will be strengthened. Our portfolio marketing strategy enables us to be adaptable, resilient, and responsive. We continue to layer contracts through market cycles to ensure we balance upside with revenue certainty.

We have global teams in all major trading locations, which provides the direct insight and deep customer relationships, which as Meg noted, has been enabled through 35 years of being a reliable, experienced LNG supplier. As a result of this, we are able to understand and meet our customer’s evolving requirements.

Woodside is also advantaged through our long shipping position, which enables Woodside to create additional upside value through short-term trading and portfolio optimisation activities. Our shipping position helps underpin ex-ship sales, strong logistics, delivery on what our buyer’s need, whilst also balancing Woodside’s own operational requirements.

These competitive advantages enable us to take advantage of market volatility. History has shown us that there is volatility across both gas and LNG markets impacted by geopolitical events, weather and disruptions in both supply and demand. Volatility in gas markets tend to be more extreme than oil markets as evidenced by the chart behind me.

As the market remains fragmented, Woodside can create additional value by remaining flexible and adaptable to meet our customer’s requirements. When there are disconnects between price indices, we can be positioned to capture this exposure if we have flexibility to be able to place volumes into these markets.

At the portfolio level, we want to combine revenue certainty with flexibility to allow exposure to this upside. So let’s explore this a little bit more. Whilst the previous slide showed a longer-term date range, what we have on this slide is three examples where flexibility can pay off. And by flexibility I refer to physical or volume flexibility within our portfolio coupled with contractual flexibility across our suite of portfolio sales contracts.

Many of these mirror what we see through payoffs, through call put options and other derivatives. The first example shows a sustained higher period of Brent pricing, which we saw between January and December 2019. The option that we had in our portfolio here was to exercise our contractual flexibility and increase volumes delivered under oil-linked contracts through the contractual terms that exist within those sales and purchase agreements. In essence, this switches the payoff from a gas hub to, in this instance, a more optimal oil index.

The second example shows a diversion in price indices, and in this example, a JKM spike. In this instance, it would make sense to utilise Woodside’s shipping portfolio, diverting uncommitted volumes from Europe to Asia to capture this higher priced JKM index. This is a particularly interesting example, as this is the exact trade that is now starting to emerge as at today, giving the growing JKM to TTF spread.

The third example shows where it would make sense to increase total volume to Europe when the European gas markers are higher over a sustained period. Our ability to capture these opportunities consistently is where marketing can really add value to Woodside’s portfolio. However, like any option, the key is to structure your portfolio to capture it.

This is what we do with a mid to long-term mindset. For if you don’t, in the examples of diversions from Europe to Asia, we have seen numerous examples in the past where parties short of shipping lose much of this commodity value to those parties who control the key piece of infrastructure, and in this instance, that would be shipping.

The key for Woodside and capturing this incremental margin repeatedly is through having multiple supply sources, logistical infrastructure, portfolio marketing, contract flexibility and trading capability. All of these are characteristics of Woodside’s portfolio today.

Shipping is core to our ability to take advantage of these opportunities when they exist in the market. Appropriate shipping length has been core to our strategy for a very long time, and we currently have seven modern LNG ships on long-term time charter. Having these ships available is one of the key enablers to ensure that we have the capacity to capture value from market volatility. We can divert ships, swap cargo sizes, and have greater control of supply while simultaneously delivering our customers’ needs.

Importantly, it allows us to protect our asset value through managing our own risk. A good example being during cyclone season, where our shipping position provides floating storage so that we can minimise onshore inventory to reduce the probability of production shut-ins. As we look to the future, we are commissioning four new LNG vessels which will be delivered between now and 2026 in time for the Scarborough Energy Project.

These new vessels will enable us to further reduce our unit operating costs and come with the latest fuel-saving technologies which provide an opportunity to further reduce our carbon emissions from shipping operations. We believe that this is a key differentiator for Woodside’s marketing portfolio. We are often asked how to think about the extrinsic value of the volatility and the benefit of portfolio marketing over point-to-point contracts.

Historically, the LNG market has relied on point-to-point contracts between suppliers and buyers, linking LNG volumes from specific sources to specific destination in the buyers’ market. In the early 2010s, Woodside started moving towards a portfolio marketing approach, breaking away from this traditional point-to-point strategy. In an LNG portfolio, LNG volumes are purchased from the liquefaction terminals in the seller’s portfolio, optimised at the portfolio level, and then sold to buyers. So let’s look at an example of how portfolio marketing can drive value capture.

Over time, as prices fluctuate, contractual flexibility and provisions allow us to send volume to the highest price market. If we exercise these contract flexibilities, we can add significant value equal to the option value over and above the intrinsic value of the opportunity. This is, as I just said, over and above the base value of the underlying commodity.

Let’s say we have a contract that is destined with a base delivery to Asia, but the European gas price is higher. What we do - and we do this - is we will redirect this cargo to Europe, take advantage of the index and flexible contract. We can then deliver into the highest price market and fulfil the original contract in Asia by other means, specifically purchasing a lower priced spot cargo within that basin.

Additionally, in this example, we have the ability to monetise excess shipping available, given it would be a shorter voyage to Europe versus the Far East. This is the benefit of having advantage global supply, portfolio marketing strategy, deep customer relationships, and a long shipping position.

Now, today has been mainly focused on LNG. There is a perception if you’re an LNG company, you trade at gas market prices and are predominantly exposed to gas hub prices. This is not quite the case for Woodside. An important consideration when managing our customer contracts is the overall exposure to different pricing indices across our whole portfolio. Woodside’s revenue is predominantly exposed to the oil price, with the remainder being fixed price or other low volatility constructs, or linked to gas hub indices such as JKM or TTF.

Woodside’s overall gas hub exposure in the near term - and this is across the whole portfolio - is about 10%, and in the longer term we expect this to grow to approximately 20%. So, we have a high exposure to oil indexation with a gas hub exposure that allows us to be exposed to hub spikes that occur when there are market dislocations. As we look at today’s oil and gas prices, this hub price diversification provides Woodside with a more resilient portfolio, noting as we see today, spot LNG prices are higher than those under oil-linked long-term contracts.

This means that our oil price exposure is approximately 70% in the near term, which provides a strong base and is a key differentiator in our LNG weighted portfolio. This portfolio provides the flexibility to layer in new contracts and to meet customer requirements for term supply whilst also enabling us to adapt to changing market conditions. This enables Woodside to capture the current robust pricing and also to manage risk.

Our recent contracts support this conviction for LNG demand. We have recently sold down portions of the Scarborough upstream project to LNG Japan and JERA at full value, which provides further evidence of Asian players looking to secure access to long-term LNG as they also navigate the energy transition. In further support, we have recently announced deals with KOGAS from Korea and CPC from Taiwan.

These recently executed deals not only demonstrate the appetite of the market for more LNG, but also Woodside’s ability and expertise to be able to place volumes into the market at the opportune time. The examples I provided today outline the clear benefits of our marketing and trading business and how we add value to our LNG supply. We have been laying the groundwork for a successful marketing business, moving from point-to-point marketing to being a portfolio player, and ensuring we have the capability, supply, and shipping to achieve those objectives.

Taking this value add through to tangible results. Over the last two and a half years, the marketing division has contributed on average, approximately 10% of Woodside’s earnings before interest and tax. We expect to apply this expertise to continue to add value to future projects, including the Driftwood LNG opportunity. With these strong fundamentals, our high-quality portfolio is positioned to provide energy now and also into the future. With that, I’d like to hand over to Graham Tiver, our Chief Financial Officer, to discuss our financial strength.

Graham Tiver: Thank you, Mark, and good morning, everyone. My role as Woodside’s Chief Financial Officer is to ensure that the balance sheet enables the execution of Woodside’s strategy. We achieve this through three avenues. The first is ensuring that our base business has a consistent cost focus to ensure we are maximising cash generation from our high-quality assets. Running our operations efficiently and keeping unit production costs down enables the business to invest in future growth projects and return value to shareholders.

The next is through ensuring we are disciplined in our investment decisions. We have a clear capital allocation framework that informs our investment decisions. Our recently announced acquisitions of Tellurian and OCI’s Clean Ammonia Project are both aligned with Woodside’s corporate strategy and our capital allocation framework.

The final element is our discipline in how we position the balance sheet to achieve our goals while ensuring we are protected from market uncertainty. We have a capital management framework which provides the principles on how we utilise the cash we are generating to optimise value for our shareholders. We know how important returns are to shareholders, and since the completion of our merger with BHP’s petroleum business in 2022, we have returned almost $9 billion in dividends, which is approximately 25% of our market capital as at the end of June.

Given the recent announcements regarding Tellurian and OCI’s Clean Ammonia Project, I wanted to touch on our capital allocation framework, which helps us to guide these investments.

As an energy company, we are developing high margin oil and gas opportunities and also bringing forward opportunities to invest in new energy in a disciplined manner.

The capital allocation framework outlines clear targets for the financial returns expected from our potential investments. This ensures we are disciplined in our approach.

A great example of a recent development which has progressed through these targets is our Trion opportunity, an oil opportunity located in the Mexican side of the Gulf of Mexico. At final investment decision, Trion’s internal rate of return was above 16% and importantly a payback period of below four years. This was an attractive investment in a large, high-quality resource that also exceeded our capital allocation framework.

However, in this space, it’s important to take a look at the decisions we have not progressed, which demonstrates our discipline. In Oklahoma, we have a hydrogen FID-ready option, but at this point in time cannot see line of sight to the developing hydrogen market and offtake. We’ve been disciplined and delayed the final investment decision until we can see a queue of customers before it competes for capital.

It is also worth noting that the capital allocation framework is just one of the items that we consider when evaluating an opportunity. We must also consider how it fits strategically, how it may affect our emissions profile, and ultimately how it will assist in delivering our strategy.

Moving on to our capital management framework. Our capital management framework provides the principles on how we optimise value and shareholder returns through the investment cycle. This framework provides the flexibility for funding value-accretive growth while continuing to deliver strong shareholder returns. We are disciplined in how we position the balance sheet to achieve our goals.

There are two parameters that we use as guardrails. Firstly, we are committed to maintaining our investment grade credit rating. It enables access to debt at a competitive rate and is an independent assessment of the financial strength of our business. Secondly, we see it as prudent to have a gearing ratio that provides flexibility through the cycle.

We have a target gearing range of 10% to 20% through the investment cycle. While we may, at times temporarily sit outside of this range in capital intensive periods, we manage this very closely and have other levers in the toolbox such as reduction in discretionary spend, hedging, phasing of expenditure to help manage this ratio. Our dividend policy is to pay a minimum of 50% of our underlying profit, and we target a range of 50% to 80%.

Over the last decade, we have consistently paid at the top end of this range, and as I mentioned before, since the completion of the merger with BHPs petroleum business, we have declared almost $9 billion in dividends. We know the importance of dividends to our shareholders, and when we evaluate financial scenarios, we assume a dividend payout ratio at the top end of the range, even in our stress case scenarios.

Once we meet our capital commitments, target credit metrics, dividend obligations, and consider the external factors that may impact our future cash flows such as the pricing environment, we can then consider what to do with any excess cash we have. Options include additional returns to our shareholders through special dividends, and importantly share buybacks.

So how does this translate into our results? We recently announced our first half 2024 results in August, and I’m pleased that the business continues to deliver in a consistent manner. Despite low average realised prices for the half, our business continues to perform well. Costs are down, and we’re demonstrating excellent operational discipline and resilience across our financial metrics.

Cash flow generation through the first half of 2024 was strong, delivering a cash margin above 80%, which has been sustained for over five years. Importantly, we achieved positive free cash flow of $740 million in a period of capital investment and with significant tax payments. This translated into a first half 2024 profit of $1.9 billion, an underlying profit of $1.6 billion, and a dividend of $1.3 billion. Our balance sheet is well positioned with our gearing at the lower end of our target range and a strong cash generative portfolio of assets. And our liquidity remains strong providing ample capacity to meet our future expenditure commitments and also provide shareholder returns.

In the US market, we recently conducted a registered bond offer and successfully priced US$2 billion of senior unsecured bonds. Our offering was almost four times oversubscribed and attracted strong investment from Asia, EMEA and established US SEC investors. It consisted of US$1.25 billion of 10-year bonds and US$0.75 billion of 30-year bonds. This transaction sets a strong benchmark for future offerings from Woodside in the US market.

Our liquidity position is also supported by recent sell downs in our Scarborough Joint Venture Project. This will bring quality partners into the project and cash back into the business. We are committed to shareholder returns as I previously mentioned. Our half-year dividend of US$0.69 per share represented an annualised yield of 7.3% at June 30.

When we look across the sector, Woodside’s performance is clearly differentiated. Our defining features over the years have been the consistent delivery of strong margins from our operations, returning cash to shareholders, and gas developments - a product in which we believe demand will continue to grow. I’ll now hand back to Meg. Thank you.

Meg O’Neill: Well, thank you, Graham. As I mentioned earlier this morning, conducting our business sustainably is one of the goals underpinning our strategy to thrive through the energy transition. Supporting this are our Scope 1 and 2 emissions reduction targets. In 2023 we announced a complementary abatement target to take FID on new energy opportunities by 2030, with total abatement capacity of 5 million tons per annum of CO2 equivalent.

To wrap up, I wanted to highlight once again the key points of our LNG expertise. We are a company that has its origins in LNG, in plant development, operations, and marketing. We shipped our first LNG cargo to Japan in 1989 and have strong relationships with global customers and an outstanding reputation as a reliable energy provider. We pride ourselves on our operational excellence, with approximately 98% reliability across our operated assets in the first half of 2024. We expect to continue this type of performance going forward. As we increase our presence and execute projects here in the US, we will continue to build upon our strong reputation.

I’d like to close by recapping our investment thesis and demonstrating Woodside’s strong investment case. We have a high-quality cash generative portfolio. We are well positioned to supply global LNG demand. We pride ourselves on operational excellence through our resilient low cost and high margin operating assets. We deliver strong and consistent returns to shareholders and are on track to meet our 2025 emissions reduction targets. Looking to the future, we have the strategy, the people, and the portfolio to enable us to deliver shareholder value for decades to come.

I’ll now open up to Q&A. We have two roving mics that will be carried by Rohan and Derek. When it’s time to ask your question please ensure you use the microphone so people on the webcast can hear. I’d like to request that you limit your questions to one at a time so that everyone can participate. I’d now like to invite Mark, Graham and Daniel to join me on stage, and we will commence the Q&A. Thank you.

Could you use the microphone please. Thanks.

Sunil Sibal (Seaport Global, Analyst): Yes. Hi, good morning and thanks for all the colour. It seems like the US regulatory environment is going through pretty significant changes as far as LNG is concerned. I was curious, how do you view that? And with regard to your Driftwood investment and how would it guide your kind of investment decisions from here on post completion of the Tellurian acquisition?

Meg O’Neill: One of the things that is most appealing to us about the Driftwood opportunity and the Tellurian opportunity is the fact that the project is fully permitted. We have all of the export permits for FTA and non-FTA countries. The site is being developed. Tellurian was forward thinking in terms of taking steps to de-risk the civil construction in line with the permits that they obtained. That was really one of the most attractive features is that the Driftwood asset is unaffected by the Biden LNG pause. We feel like we’ve got at least a year’s advantage over other projects that don’t have all of their permits in place. That’s one of the things that was most exciting about the opportunity.

Ryan Todd (Piper Sandler, Analyst): Thanks. Ryan Todd at Piper Sandler. Curious as you’re talking about the outlook for global LNG demand and the macro backdrop, it seems like there’s a growing role of price sensitive buyers out of Asia. What impact do you think that has on price volatility as you look forward over the coming years? Is it kind of downside support, and not a ceiling on the upside, but does it keep things in a narrower band, or what impact does that role of that price sensitive buyer in the market play?

Meg O’Neill: Yes, it’s a fascinating question and I think we saw some very real examples of that when Russia invaded Ukraine and that caused global gas markets to really be re-plumbed. We did see the price sensitive buyers at that point in time nations like Pakistan and Bangladesh, stop taking their LNG cargoes and in fact in some cases went back to coal and in other cases had to suffer blackouts. Let me invite Mark to comment about how we think about those emerging buyers.

Mark Abbotsford: Yes, I mean, great question. I use an example Meg touched upon the subcontinent. But India for example, Petronet has stated goals to have in place import capacity of about 120 million tons per year, and this is just a single buyer. If you look at what Japan currently imports as a total country, it’s about 80. You do see the opportunity for some of those buyers, where really their switching is naphtha switching often being the indifference point, that can actually absorb huge amounts of volume, obviously subject to price.

Then, as we go further east, and I think it was referenced in Meg’s presentation, when you look at countries like Vietnam, which already have the existing infrastructure and a dependency on gas, but are running out of their own indigenous reserves. Thailand falls into the same place. The Philippines has just taken their first LNG cargo in the last couple of months. There are pockets galore where you actually already have some of these developing countries that already have that dependence upon gas, the existing infrastructure, which means that they’re going to demand more LNG as their own supplies decline.

That gives us confidence around when we talk about the elasticity point that there is a significant amount of demand or latent demand that will sit there when prices reach a certain level, but we shouldn’t ignore the cascading effect before you even reach that point. There are so many other buyers in the market that are emerging. Meg touched upon the coal to gas switching, which is a significant driver for continued demand growth in some of the more mature markets, and that also includes China. When you look at where Woodside’s core equity portfolio is based in the Asia Pacific, that is where we see the vast majority of long-term demand growth is going to come from as we look through the cycles.

Meg O’Neill: Perhaps to compliment Mark’s comments, one of the things that we look at is to work with the customers to understand what are they looking for, and what’s important to them. We layer contracts into the marketplace. As a call it a mid-size LNG player we’re able to offer customers more flexibility. Some of those price sensitive buyers, they might be interested in oil indexation or Henry Hub indexation or having the ability to have more downside flexibility. We’re the supplier that I think offers a bit more flexibility and we’re able to capture a broader range of customers than others in the marketplace.

Will Su (BlackRock): Hi, Will Su from BlackRock. Maybe just a follow up to Ryan’s question. There’s a lot of negativity around the weakness in Chinese economic indicators today. Was wondering if you can comment on whether you’re seeing any of that flowing through into the gas demand side, and then when you look at the growth of the Southeast Asian demand where the market is perhaps a little bit more fragmented, how is that informing your longer-term contracting strategy? Are there any differences in how you approach optimisation strategies? Thank you.

Meg O’Neill: Take it away.

Mark Abbotsford: Yes, I mean if you look at what’s going on in China at the moment, obviously the short-term dynamic about what’s happening with Chinese economic growth. What we saw about 18 months ago when pipe China was established so effectively gaining access for what we’d call the tier 2 players to the requisite infrastructure so they could actually compete in the market, we’ve seen an emergence of a plethora of new Chinese importers, many of whom have immense businesses. I mean, we call them tier 2, but by my book, if you’ve got 300,000 employees, you’re a tier 1 organisation.

What we’ve also seen, I think, with the Chinese, is a very strategic approach to their procurement, and I think a very smart approach in terms of, again, as Meg touched upon, diversification of supply. I think you’ve seen a diversity to the Chinese to commit to the Trans-Siberian Pipeline too, which I think probably gives rise to some of their concerns about becoming overly dependent on a single source of natural gas. The reality, if you look at the Chinese coast, which is where all the demand is, which is the furthest point away from the supply sources, we do continue to see strong demand.

There’ll be ebbs and flows in the short to medium term, but when you look through, again, beyond the short cycles to the long-term trajectory, we still see continued strong growth in China. On Meg’s chart, we saw this significance of coal in China, and as they progress to decarbonisation goals, there is a massive opportunity there for natural gas to play a role in their decarbonisation.

Andrew Gillick (Enverus, Analyst): Hi, thanks. Andrew Gillick from Enverus. You mentioned the Power of Siberia 2. Are you saying it’s not going to get done, or it’s looking like it’s not going to get done? Because that’s an awful lot of gas. I think folks are thinking about, where’s it going to go? Is Russia just going to keep it back or find another home?

Meg O’Neill: Well, it is a lot of gas. Look, one of the things we’ve spent - and our whole history has been intertwined with the Asian buyers - and one of the things that I think is quite different between Japan, Korea, China versus, call it Europe collectively, is the very long-term thinking towards energy security and how energy security is the foundation for all of their policy developments. So, maybe we can speak to Japan. Nuclear, coal and gas are all part of the mix. Yes, they’re trying to build renewables, but it’s densely populated, it’s not very sunny, and the offshore, doesn’t really enable offshore wind, just with the topography. Very strategic thinking about the type of energy and also strategic thinking within each class on diversifying supply.

So, that underpins, I think, some of Mark’s comments around when China looks at how they get their energy needs met, they look at all types. They’ve got renewables, they’ve got coal, they’ve got gas, they’ve got nuclear. So, they’re doing an all of the above, and then within each of those asset classes they’re asking, how do we make sure we’ve got diversification and don’t get too complacent and too dependent on one particular supplier. So, what Russia does with the gas, I don’t know. But I think the Asian buyers will be very circumspect about how much they take.

John Mackay (Goldman Sachs, Analyst): John Mackay, Goldman Sachs. Thanks for the time. I want to pick up a little bit on a couple of these things. When we’re thinking about these price-sensitive buyers, either South Asia ramping up in response to their prices or some of the new buyers in China. What does their contracting appetite look like? Do we expect to see them come in and make a big, long-term commitment to Driftwood? Do they stay spot or short-term contract base? Just what does that look like over the next six, seven years, let’s say?

Mark Abbotsford: Yes. I think you can pick on many markets, but if we look at, say, Indonesia as an example. So, Indonesia recently announced, or the outgoing President announced, a cessation of new coal-fired generation in Indonesia. So, a country of 300 million people, rapidly developing, and when you translate that to what does that mean for LNG demand, PGN says that could mean 30 million tonnes by 2030. So, significant potential demand growth, and I think you can translate the same story to many other markets. When it comes to the contracting strategy, one of the things - and maybe it also touches upon the prior question. Whilst we can’t, I don’t want to opine on the geopolitics of a trans-country pipeline. What we are seeing in terms of the activity in China is a very long-term focus.

So, when Meg was looking at, or put the chart up about the contracting tenors that you’re seeing, the Chinese are very happy. In fact, you’ve seen it with the Qatar contracts. They’ve done their 27-year contracts. So, they do have a very long-term focus, and whilst there are nuances and differences across markets, we have seen a significant return to long-term contracts, and that really is underpinned by security of supply.

It gets to, again, the fundamental question of what we see as one of the advantages of Driftwood. If you’re an LNG buyer in the longer term, and you’re looking about where you’re going to get your supply from, if we had this conversation three years ago, they would have said East Africa, Russia, probably a little bit of West Africa, the Middle East and the US.

Well, Russia’s off the table. East Africa continually gets delayed. The Middle East, obviously, is a significant focus area, and most of that LNG is already spoken for. The insurance policy for the entire market was, well, the US will just keep producing more and more. Well, obviously that’s been put into some question based upon what happened in February of this year. So, when you look at where new supply is going to come from, that has the right permits, into a market that we continue to see growing, that is one of the key appeals we see for Driftwood, and that’s one of the key appeals that we think buyers will see for it as well.

John Mackay (Goldman Sachs, Analyst): Maybe I’ll take a follow-up, just because I’m holding the mic. You touched on this in this last bit, but if we’re looking at that supply picture, and we do have a lot coming on, do you expect more projects or more other developers to look at the demand ramp you guys are talking about right now and still see some more FIDs in the future, if we’re looking at either more in the US, maybe incremental trains to Qatar? Just, how do you talk about what that supply piece looks like, on top of what we already have coming?

Meg O’Neill: Well, I don’t think you have to go too far to stumble across people who want to develop LNG in the US. There’s plenty of people who have that aspiration. I think the differentiator is, who’s really got the capability? If you look at the things we bring to the table with Driftwood, we bring the strong balance sheet and the financial capability.

So, we don’t have to do what many other developers do, which is sign up 20-year long-term contracts, get project financing, get really constrained on the sorts of returns you can make. So, we can move at pace with our financial capability. We have the development expertise and really thrilled to have Bechtel as our contractor for Driftwood.

Again, look at how the industry has performed. The one contractor who consistently delivers projects on schedule and on cost is Bechtel. Yes, so we’ve got a design we like with the contractor that is best in the business. We’ve got demonstrated operational capability. I talked several times about our 98% reliability. The reason we emphasise that every period is because it is differentiating. Again, you don’t have to look too far in the marketplace to see others that struggle to perform anything close to that level.

Then finally, Mark’s business, the marketing and trading and the ability we have to uplift value through our customer relationships, through our long shipping position, through being able to meet customers and really understand what they’re looking for. So, all of these things, I think, contribute to the investment proposition that we have. Many are trying to replicate that. Many are chasing the dream. We’re about to go down to the Gastech conference, and there’ll be a whole bunch of people who are chasing the dream. But I think we’re in a much better position than many of the other players in the sector.

Betty Jiang (Barclays, Analyst): Hello, thank you for doing this. I have a question around the shipping fleet. I think this is something that you guys highlighted as a strategic advantage, your ability to capture market dislocations. Just help us think through the strategy around owning that shipping fleet. Do you own it, do you lease it, and what’s the size? Is it a percentage of your overall portfolio? Just help us think through that position.

Mark Abbotsford: Yes. So, all of the vessels we currently have in our fleet are under long-term time charter. So, we look at partnerships. Again, when we look at Woodside’s business, one of the things we like to do is partner with organisations where we can see them adding genuine value, and there are companies that are better placed in terms of being ship operators than what Woodside could be. So, we’ve partnered with a number of the well-known Greek owners to provide that shipping capacity.

What we’ve also done, and it was touched upon, is we’ve always sought to have a little bit too much shipping capacity versus what you would say if everything was run perfectly on a milk run, because that provides us with the ability to actually extract value when those circumstances arise.

The best example that comes to mind is getting caught short shipping. I think it was three years ago in the US where we saw FOB pricing in theory sitting at about $20/MMbtu. So you go, well, that’s an environment that people should be making a lot of money, but there were no ships available, and we saw day rates for shipping rising to levels of $500,000 to $600,000 a day.

So, in that instance, if you own the commodity, you’re not going to actually be getting the value from it, because you’re going to be leaking that value to a ship owner. So, we see shipping as actually being really core. When we look at the shipping, and we mentioned four ships that we have that will come online between now and when the Scarborough project started.

We also have people in South Korea, which is where most of our shipping is built. We took that decision maybe a little bit earlier than what we would have otherwise done because we saw some inflationary pressures appearing in the shipyards, and those pressures have manifest. So, when we took our decision, new build ship costs were in the vicinity of $200 million to $220 million. We saw them spike to $300 million. They’re probably sitting now at about $270 million. So, we’ll also make those shipping decisions, again, with a line of sight to when we need our vessels, but also a line of sight to make sure we get the most cost-competitive shipping.

Betty Jiang (Barclays, Analyst): Thank you for that. Maybe a follow-up, just on the flexibility of your contract options. What percentage of these, based on the contract term, do have that flexibility? Is it plus/minus 10%, 5% where you can, say, divert volume, and from one region to another?

Mark Abbotsford: It varies, and I’m probably loathe to go into specific details under particular contracts for obvious reasons. But what we try and do is obviously build the right level of flexibility into our arrangements. The amount of diversion flexibility, that you typically get say from a European, is going to be larger than what you’ll get from a far east participant, for the basic reasons - they have the alternative of buying pipeline gas if LNG doesn’t arrive.

So, you obviously match your flexibility to the parties who can provide it. There are some of the large far east buyers who have significant storage position. So, they can potentially provide a level of flexibility at relatively low cost that you value, but they might not necessarily value significantly in terms of giving it away. So, this gets to what customers we’re targeting in our portfolio. But in terms of the specifics, I probably will just leave it there.

Meg O’Neill: I do think, just to commend Mark and his team a bit, they’ve been very forward-thinking in the sorts of flexibility we might want to bake into a contract very early. So, things like gas quality. So, there’s - you think gas is gas, but it’s not really. There’s a richer LNG and a leaner LNG. So, understanding the width of gas heating value. There are different ship sizes. So, a cargo’s not a cargo. Then there’s flexibility in terms of being able to divert, to downsize, that we bake into many of our contracts, and when you’re negotiating - and just think about your own business when you’re negotiating a 10-year deal, the customers are often willing to incorporate flexibility because they know it’ll benefit them as well. They might say, if prices spike, I’ll want a smaller ship in the future. But we recognise that we have the flip side coin of that, which is that we can sell them a bigger ship when the prices are high, for example.

So, I think the team’s done a great job of being really forward-thinking in how we bake flexibility that’s seller-friendly into the contracts. Then, when the market turns, we’re able to take advantage, and the chart that Mark showed with three of those dislocation points are great examples of how you have to be ready in advance to take advantage of those market dislocations.

Sunil Sibal (Seaport Global, Analyst): So, I was curious, how do you account for the possibility of the Russian gas coming back to the European market? How do you incorporate that in your scenario planning?

Meg O’Neill: Well, one of the things that we think is important is to understand, really, what the sentiment is in Europe. I was in London last week and all of us go with some regularity to Europe just to understand the political context. So I think the political appetite in Europe would be pretty low to rebuild that level of dependency on Russian gas.

In fact, it’s probably somewhere between pretty low and nil. But we do have to factor it in as another question was asked, Russia is sitting on a ton of gas, but I think the global market is going to be very cautious around overall dependency on supply from that particular source. So we do reflect on it in our scenario modelling, but again, I think Europe’s appetite to take Russian gas at scale again is going to be very, very low. I don’t know if you want to add your opinion Mark?

Mark Abbotsford: Yes, I mean, I think before invasion you saw Russia supplying around 40% of European gas. Then if you had conversations with them, they would say, well, strategically at that time, they really didn’t want to go above 30. So they trickled above a higher level, and that was driven by obviously price and maybe with the benefit of hindsight, which is easy, a level of complacency around the geopolitics.

When you speak to a number of the large European buyers, I think it’s going to take a lot for that to turn, and the number that they bandy around a little bit is maybe up to 10%, the key word being maybe and 10%. The other thing to note, of course, is the crisis has forced the development of infrastructure, particularly in Germany, which wasn’t sitting there pre-invasion.

So you now have four LNG terminals in Germany. That has now been established, but now it means LNG is going to be a key part of the German energy mix you can see for the foreseeable future. We’ve seen continued – even before the invasion - you saw Poland taking some quite aggressive steps to reduce their dependency upon Russian gas.

So it’s obviously difficult to crystal ball gaze, but it’s very difficult to conceive it going back to anywhere near those levels. I think that’s one of the reasons why, of course, the Trans-Siberian’s pipeline 2 is so important for Russia because it is their option to effectively find another Europe, which is China.

Ryan Todd (Piper Sandler, Analyst): Maybe a couple of follow-ups on earlier comments. First, I mean, you’ve talked about the appetite for duration in contracts and how that’s been strong. Are you seeing any trends on the slope within those contracts moving in one direction or another? Then as you think about Driftwood, maybe Commonwealth - I know that’s not your project, but you have offtake there - there’s certainly amongst… some talk about how the capital cost environment is pressuring some incremental LNG economics at this point on the liquefaction side.

You’ve got Bechtel there, which is great, but are you seeing upward pressure on price as you think about FID and these projects? I guess, what are the hurdles that you have to get to before you get to FID as you think about whether it’s just logistics or commercial?

Meg O’Neill: Okay, I’ll let Mark take the slope question and Daniel take the Driftwood question.

Mark Abbotsford: I mean, the slope question, I mean, obviously, I’m not going to go into specifics on the particular slopes, but obviously read the trade press, you can see a lot of the contracts that are currently coming out or reported to be coming out of Qatar, and the levels that are being documented for those sorts of long-term deals.

The only caveat I’d say is that many of those deals also have equity associated with them. To Meg’s earlier point, one of the things that we can offer our buyers that is a differentiator is some additional layers of flexibility.

So you don’t have to do a 27-year deal if you contract with Woodside, we can provide you with flexibilities, and the key one being destination flexibility, which some other suppliers still don’t provide, which all things being equal allow us to extract a higher price. But in terms of the specifics, I probably won’t say much more than that.

Daniel Kalms: Maybe on the Driftwood capital environment, as we did the due diligence on the project, we had a lot of opportunity to look at the base capital costs. We had a lot of time to talk to Bechtel about what they perceive the market to be. So we’ve been pretty clear that we see the cost in the range of $900 tonne to $960 per tonne, which is competitive with US LNG projects.

Our willingness to state that was based on the amount of work and the conversations we’ve had with Bechtel, but also looking forward to what the competing projects were, getting their insight into what is happening in the Gulf Coast with labour, with vendors. So we factored all of that into our assessment before we committed to the project. So I think that allowed us to have some confidence that we would be a cost competitive project for the market.

Meg O’Neill: And run down to FID, Daniel?

Daniel Kalms: Yes. So we’ve stated that we’d be in a position to target FID in quarter 1 of next year. We need the transaction to close. Tellurian has a shareholder vote that is upcoming. We’ve got to get some government approvals.

Since the time we’ve announced, we’ve been preparing our project team. We’ve been planning the integration of the Tellurian team with Woodside. We are in discussions with Bechtel about finalising the final notice to proceed.

So once the transaction closes, which we expect in quarter 4, we’ll be in that position that we are ready to consider that final investment decision. So everything is progressing as we’d hoped. We’re quite well advanced.

Meg O’Neill: Now one of the things that will be important is the partnering strategy. We do intend to bring partners into Driftwood. We’ve got a number of different categories of potential partners that we’re looking at. Even before we had announced the Tellurian acquisition, we had a number of players coming and saying, look Woodside, we hear you’re looking at US LNG opportunities. Whatever project you pick, we want to be with you.

So, we’ve got high-quality counterparties who have made those sorts of statements and are very keen to partner with us. We need to close the transaction, we need to get the updated pricing from Bechtel, and then we’ll be able to formally invite other players to join us into the joint venture.

We’ll want to have clarity on the partnering approach before we take FID. Everything may not be signed, sealed, and delivered, but we do want to have clarity on the partnering strategy.

Saul Kavonic (MST, Analyst): Saul from MST. Just touching on what your comments there, Meg. What’s the level of appetite been so far for potential partners in Driftwood. And perhaps Mark, can you just touch on JERA and KOGAS who you’ve sold equity to and done offtake with, with Scarborough? What’s the nature of them as a counterparty? Why did they pick that project? Could you work with them on projects like Driftwood?

Meg O’Neill: Sure, Saul thanks. So I’d say there’s probably three categories of potential partners who are interested. One category is US onshore gas players, and I’m sure you would’ve all seen announcements from a number of them trying to get their molecules sold on international gas prices. I think there’s a bit of frustration brewing in the onshore gas players about constantly selling their gas at Henry Hub and then seeing somebody else get the uplift from a TTF or a JKM price.

So, we’ve got a category of players in that space. That would also help us with our gas sourcing strategy. There’s infrastructure players and there’s probably two categories. If we think about the Driftwood investment part of it as a pipeline, that’s not naturally our business, and there’s a number of companies in the US that are pipeline specialists. So, several of them have approached with interest.

The plant itself, and maybe I’ll point to what we did at Pluto Train 2, we brought Global Infrastructure Partners in as equity investor in Train 2. There’s ways that we can design the structure of the plants to remove a bit of capital from our books to provide the return that those infrastructure investors are seeking.

Then the final category would be strategic players, and that would be players who share our long-term vision for LNG as a commodity of the future. That might include Japanese investors, but it might include other investors as well. I’ll let Mark speak to the JERA, KOGAS question.

Mark Abbotsford: Yes, I mean, I think when you look at the transaction, and Meg referenced the Scarborough transaction, it was bringing JERA in as a strategic partner. So we didn’t seek to bring JERA in just to buy upstream equity, we brought JERA in really with three key prongs to that approach. One was obviously selling upstream equity at a price that we’re happy with. Two was LNG offtake with JERA. Three was new energy collaboration as well. So that were the three central prongs.

Then low and behold in addition to that, I mean, Graham can touch on upon a little bit more detail, but that then enabled some of the Japanese financing to come into the project, so specifically JBIC. We had a package, I think Graham, of $1.5 billion that came in as a consequence of that.

So I mean, when we look at the approach we took with Scarborough, the discipline around the sell down, the looking for the ideal long-term partners, and I’m not opining on JERA in relation to Driftwood, but you can see a similar approach applying for Driftwood going forward.

Saul you also touched on KOGAS. I mean, these would be the companies I’d call Tier 1 buyers. We want to have them in our portfolio. JERA’s the largest LNG buyer in the world and KOGAS is the second largest. So having them as core parts of our portfolio are critically important.

In the presentation, I also referenced the transaction with CPC, which is also, I think a really exciting one for our organisation. What brings those parties to Woodside is some of the things that Meg’s mentioned. I mean, the fact that we’re a reliable LNG supplier that delivers on our promises.

Again, in the current environment, that is something that is really coming to the fore in many of the discussions that we are having. Reliability, security and certainty is incredibly important for these buyers who have no alternatives.

Meg O’Neill: Okay. Well, I think we’re at about time for the Q&A portion of the session. I’d like to thank everyone who joined us on the webcast. Really pleased you were able to be virtually in the room with us today.

For those of you in the room, we’ll have the opportunity to have a bit of morning tea together.

Looking ahead on the calendar, the Woodside third quarter results will be released on 16 October. We look forward to continuing the dialogue.

Thank you all.

End of Transcript

Contacts:
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This announcement was approved and authorised for release by Woodside’s Disclosure Committee.